January 14, 2017

Dave,

After a lot of thought, I have decided to resign from the Board of Peoples Bank.

Like Richard, I turned 70 in 2016 and believe it is time to turn things over to some new board members.

The ground work is in place with some strong Board members and fantastic associates.

I have thoroughly enjoyed my years at Peoples and wish you and the Board continued success.

Sincerely,

Tom Wolf